N E W S   R E L E A S E

TALISMAN ANNOUNCES LYNX PIPELINE STARTUP

CALGARY, Alberta - June 28, 2006 - Talisman Energy Inc. has announced the commissioning of the Lynx natural gas pipeline.

The completion of the Lynx pipeline opens up a large geographic area, approximately 20 townships, for gas exploration. Talisman has built an extensive land position along the pipeline corridor, identifying 50 prospects and leads in the vicinity and the new facilities provide a path to market. The total cost of the pipeline system was $97.5 million. Industry pressures and wet weather caused a delay from an earlier anticipated startup date of April.

“The Lynx pipeline opens up a very prospective natural gas exploration area for Talisman,” said Dr. Jim Buckee, President and Chief Executive Officer. “Although the main purpose is to use Talisman’s midstream operations to provide strategic support for our natural gas exploration and development activities, we have developed this business into a valuable asset in its own right. We have increased total volumes (Talisman and third party raw gas) through our facilities from 155 mmcf/d in 2002, to over 400 mmcf/d last year and expect to reach 600 mmcf/d by the end of this year."

The Lynx project consists of a 12 inch diameter, 72 kilometer sour gas pipeline and a four inch diameter, 72 kilometer fuel gas line from the existing Findley dehydration facility to the new Lynx dehydration facility.  The Lynx pipeline (Talisman 45%) has a nominal capacity of 130 mmcf/d of raw gas, with throughput expected to be 40 mmcf/d by the end of June. Talisman is also currently installing additional pipeline facilities in the Palliser area, which are expected to be complete in September.

Across its North American operations the Company has approximately 100 mmcf/d of sales gas shut-in or awaiting completion of infrastructure. The Lynx pipeline and Palliser pipeline are expected to bring an additional 20 mmcf/d of shut-in gas to market by September. Talisman expects its North American natural gas production to average about 880 mmcf/d in the second quarter, increasing to over 930 mmcf/d in the third quarter and over 940 mmcf/d in the fourth quarter, despite the loss of approximately 20 mmcf/d in the second half of the year associated with non-core asset sales.

~~  This release is available on Talisman’s Internet Web Site:  WWW.TALISMAN-ENERGY.COM  ~~

Talisman Energy Inc. is a large, independent upstream oil and gas company headquartered in Calgary, Alberta, Canada.  Talisman has operations in Canada and its subsidiaries operate in the North Sea, Southeast Asia, Australia, North Africa, the United States and Trinidad and Tobago. Talisman’s subsidiaries are also active in a number of other international areas, including Colombia, Gabon, Peru, Romania and Qatar.  Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner and is a participant in the United Nations Global Compact, a voluntary initiative that brings together companies, governments, civil society and other groups to advance human rights, labour and environmental principles. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Senior Manager, Corporate and

     Investor Communications

Phone:  403-237-1196

Fax:      403-237-1210

E-mail:  tlm@talisman-energy.com

Christopher J. LeGallais

Senior Manager, Investor Relations

Phone:

403-237-1957

Fax:

403-237-1210

Email:

 tlm@talisman-energy.com

18-06

Forward-Looking Statements

This press release contains statements that constitute forward-looking statements or forward-looking information (collectively “forward-looking statements”) within the meaning of applicable securities legislation. These statements include, among others, statements regarding: expected production volumes that will be brought to market; anticipated increases to Talisman’s midstream operations; the timing of completion of additional pipeline facilities; and estimates of future production.  Often, but not always, forward-looking statements use words or phrases such as: “expects”, “does not expect” or “is expected”, “anticipates” or “does not anticipate”, “plans” or “planned”, “estimates” or “estimated”, “projects” or “projected”, “forecasts” or “forecasted”, “believes”, “intends”, “likely”, “possible”, “probable”, “scheduled”, “positioned”, “goal”, “objective” or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking statements throughout this press release. Statements which discuss business plans for drilling, exploration and development assume that the extraction of crude oil, natural gas and natural gas liquids remains economic.

~~  This release is available on Talisman’s Internet Web Site:  WWW.TALISMAN-ENERGY.COM  ~~

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by Talisman and described in the forward-looking statements. These risks and uncertainties include:

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the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, and market demand;

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risks and uncertainties involving geology of oil and gas deposits;

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the uncertainty of reserves estimates and reserves life;

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the uncertainty of estimates and projections relating to production, costs and expenses;

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potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

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the outcome and effects of any acquisitions and dispositions;

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health, safety and environmental risks;

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changes in general economic and business conditions;

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the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; and

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the Company’s ability to implement its business strategy.

We caution that the foregoing list of risks and uncertainties is not exhaustive. Additional information on these and other factors which could affect the Company’s operations or financial results are included: (1) under the heading “Risk Factors” in the Company’s Annual Information Form; and (2) under the headings “Management’s Discussion and Analysis – Risks and Uncertainties” and “Outlook for 2006” and elsewhere in the Company’s 2005 Annual Report Financial Review. Additional information may also be found in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking statements are based on the estimates and opinions of the Company’s management at the time the statements are made. Unless material, the Company assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change.

Oil and Gas Information

Throughout this news release, Talisman makes reference to production volumes. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the U.S., net production volumes are reported after the deduction of these amounts.

~~  This release is available on Talisman’s Internet Web Site:  WWW.TALISMAN-ENERGY.COM  ~~